Exhibit 99.1

Ozon Announces 2021 Annual General Meeting

19 November 2021

Nicosia, Cyprus, November 19, 2021 - Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “Ozon” or the “Company”) will hold its 2021 Annual General Meeting (the “AGM”) on December 23, 2021, at 09:00 a.m. (Cyprus time), with the record date of November 23, 2021, at 2-4 Arch. Makarios III Avenue, Capital Center, 9th Floor, 1065, Nicosia, Cyprus.

Only shareholders of record at the close of business on November 23, 2021 are entitled to vote at the AGM and any adjourned meeting thereof. Holders of the Company’s American Depositary Shares (the “ADSs”) who wish to exercise their voting rights for the underlying shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon.

At the AGM, the following items will be submitted for shareholders’ approval:

1. Approval of the Company’s audited consolidated and standalone financial statements for the year ended December 31, 2020, together with the respective independent auditors’ reports and the management reports therein

2. Appointment of the Company’s auditors

3. Election of Directors

4. Approval of Directors’ remuneration

Further details on the agenda and procedural matters related to the AGM will be made available to the Company’s shareholders by the Company and the Company’s ADS holders through The Bank of New York Mellon.

Copies of certain materials related to the AGM, including the AGM notice and explanatory notes, are available at the Company’s website: https://ir.ozon.com/#report

About OZON

Ozon is a leading multi-category e-commerce platform and one of the largest internet companies in Russia. Its fulfillment infrastructure and delivery network have some of the widest coverage among e-commerce players in the country, enabling Ozon to provide Russian population with fast and convenient delivery via couriers, pick-up points, and parcel lockers. Its extensive logistics footprint and fast-developing marketplace platform allow thousands of entrepreneurs to sell their products across Russia’s 11 time zones and offer millions of customers one of the widest selections of goods across multiple product categories. Ozon actively seeks to expand its value-added services such as fintech and other new verticals such as the Ozon Express online grocery delivery. For more information, please visit https://corp.ozon.com/

Contacts

Investor Relations

Maryia Berasneva-McNamara, Head of Investor Relations, OZON

ir@ozon.ru

Press Office

Maria Zaikina, Director of Public & Industry Relations, OZON

pr@ozon.ru

Disclaimer

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Ozon Holdings PLC (“we”, “our” or “us”, or the “Company”) about future events and financial performance. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Ozon’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential adverse developments in connection with the COVID-19 pandemic, other negative developments in Ozon’s business or the introduction of unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Ozon may elect to update such forward-looking statements at some point in the future, Ozon disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Ozon’s views as of any date subsequent to the date of this press release.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.